SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                    ZIONS COOPERATIVE MERCANTILE INSTITUTION
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                    989705108
                                 (CUSIP Number)

              2200 South 900 West, South Salt Lake City, Utah 84119
                                  801-579-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 22, 1997
             (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(b)(3) or (4) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      989705108

================================================================================
 1) Name(s) of Reporting Person(s); S.S. or I.R.S. Identification Nos. of above Persons

     ZCMI Reserve Trust, a Utah domiciled charitable trust created under a trust instrument dated December 22, 1997

     Tax ID:   87-0569881

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 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)

     (b)  X
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 3)  SEC Use Only
--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  00  (Grant)
--------------------------------------------------------------------------------
 5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
2(d) or 2(e)
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization  Utah
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         (7)   Sole Voting Power                       1,134,529
Number of Shares Bene-  --------------------------------------------------------
                         (8)   Shared Voting Power
ficially Owned by Each  --------------------------------------------------------
                         (9)   Sole Dispositive Power                  1,134,529
Reporting Person With   --------------------------------------------------------
                         (10)  Shared Dispositive Power
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,134,529
--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 13) Percent of Class Represented by Amount in Row (11)
     Approximately Fifty-One Percent (51%)
--------------------------------------------------------------------------------
 14) Type of Reporting Person (See Instructions)  00 (Grantor Trust)
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

      The securities acquired are shares of the common stock, $0.001 par value, of Zions Cooperative Mercantile Institution (ZCMI), 2200 South 900 West, South Salt Lake City, Utah 84119.

Item 2.  Identity and Background

      (a) ZCMI Reserve Trust

      (b) 47 East South Temple Street, Salt Lake City, Utah  84111

      (c) Irrevocable Charitable Trust

      (d) Neither the reporting person nor its trustees nor its beneficiary(ies) have been convicted in any criminal proceeding during the past five years.

      (e) Neither the reporting person nor its trustees nor its beneficiary(ies)
          have  been  a  party  to  a  civil   proceeding   of  a  judicial   or
          administrative body of the type contemplated by this item.

      (f) The reporting person is a Utah domiciled charitable grantor trust.

Item 3.  Source and Amount of Funds or Other Consideration

      The shares now owned by the reporting person were granted to it by the Corporation of the President of the Church of Jesus Christ of Latter-day Saints as a change in the form of ownership by the Church. No consideration passed in connection with the transfer.

Item 4.  Purpose of Transaction

      The reporting person was formed for religious, educational and charitable purposes qualifying for federal income tax exemption under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. In this context, the reporting person is a "supporting organization" with respect to, and an "integrated auxiliary" of, The Church of Jesus Christ of Latter-day Saints. The transfer of ZCMI common stock to the reporting person was made by the Corporation of the President of the Church of Jesus Christ of Latter-day Saints as a charitable grant to further the purposes of the Trust.

Item 5.  Interest in Securities of the Issuer

      The reporting person owns 1,134,529 shares of the common stock of ZCMI. These shares are held directly and the reporting person holds sole voting and dispositive power over these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The reporting person is an irrevocable charitable trust formed to benefit, perform the functions of, and carry out the purposes of the Church of Jesus Christ of Latter-day Saints. The trustees of the reporting person are Thomas S. Monson, L. Tom Perry and David B. Haight, all senior ecclesiastical officers of the Church. The reporting person, being a trust held for the benefit of the Church; and the Trustees, being senior ecclesiastical officers of the Church, there will be de facto influence exerted over the Trustees and the reporting person by the President of the Church, who, through a corporation sole, is the grantor of the shares to the reporting person.

Item 7.  Material to be Filed as Exhibits

      Their are no material exhibits to be filed with this Schedule 13D.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                           Date:            December 30, 1997

                           Signature:       /s/ Thomas S. Monson
                                            ----------------------------
                           Name/Title:      Thomas S. Monson, Trustee


                           Date:            December 30, 1997

                           Signature:       /s/ L. Tom Perry
                                            ------------------------
                           Name/Title:      L. Tom Perry, Trustee


                           Date:            December 30, 1997

                           Signature:       /s/ David B. Haight
                                            ---------------------------
                           Name/Title:      David B. Haight, Trustee